

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

Via E-mail
Mr. David Pratt
Chief Executive Officer
Santa Maria Energy Corporation
2811 Airpark Drive
Santa Maria, California 93455

> **Re:** **Santa Maria Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 25, 2014**
> **File No. 333-192902**

Dear Mr. Pratt:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Amendment No. 2 filed February 25, 2014

Unaudited Pro Forma Consolidated Financial Data, page 33

Introductory Note

1. We have read your response to prior comment 22 and understand that you have retained pro forma disclosure reflecting private equity financing as you expect to secure this financing prior to the effective date of your registration statement, although you also indicate that you will remove the disclosure prior to requesting effectiveness if you are not successful in this regard. Once you are certain of these arrangements, and have modified disclosures in all relevant sections of your filing to reflect and clarify the terms of any financing agreements obtained, we will recommence our review of these disclosures. Please also expand your disclosure to clarify the basis for your no

conversion scenario, i.e. affirming that you have not been advised of any shareholders intention to convert, if true.

Exhibits

2.   We note that a number of exhibits remain to be filed. We refer you to prior comments 65 and 70 from our letter to you dated January 16, 2014.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 with questions about engineering comments. Please contact Karina V. Dorin, Staff

Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Michael Dillard
       Divakar Gupta